UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

X   Form C: Offering Statement

☐   Form C-U: Progress Update: _____

☐   Form C/A: Amendment to Offering Statement: _____

    ☐   Check box if Amendment is material and investors must reconfirm within five business days.

☐   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of Issuer: RAJJ Investment Properties, Inc.

Legal status of Issuer Form: Corporation

Jurisdiction of Incorporation/Organization: North Carolina

Date of organization: July 28, 2005

Physical address of Issuer: 340 Adam St Ste. A Fayetteville, NC 28301

Website of Issuer: https://bluecatus.com/

Is there a Co-Issuer? ___ yes _X__ no. If yes,

Name of Co-Issuer: N/A

Legal status of Co-Issuer Form: N/A

Jurisdiction of Incorporation/Organization: N/A

Date of organization: N/A

Physical address of Co-Issuer: N/A

Website of Co-Issuer: N/A

Name of the intermediary through which the offering will be conducted: RealRise Capital LLC

CIK number of intermediary: 0001879226

SEC file number of intermediary: 007-00324

CRD number, if applicable, of intermediary: 317308

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 5% platform fee agreed upon with RealRise Capital LLC

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize

American Deposit Management, LLC

Type of security offered: Common Stock

Target number of securities to be offered: 25,000

Price: $1.00

Target offering amount: $25,000.00

Oversubscriptions accepted: _X__ yes ___ no

If yes, disclose how oversubscriptions will be allocated on: First-come, first serve basis

Maximum offering amount (if different from target offering amount): $5,000,000.00

Deadline to reach the target offering amount: December 31, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

RAJJ Investment Properties, Inc.

Signed by:

By Jerome N. Bell, Sr.

4672F41ABF63481...

Jerome N. Bell, Sr.

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signed by:

(Sign) Jerome N. Bell, Sr.

4672F41ABF63481...

Jerome N. Bell, Sr.

CEO

(Date) 6/24/2025

	Most recent fiscal year-end (2024)	Most recent fiscal year-end (2023)
Total Assets	$6,101,000	$5,814,900
Cash & Cash Equivalents	$269,209	$929,600
Accounts Receivable	$	$
Total Liabilities	$2,842,517	$2,820,348
Revenues/Sales	$1,201,315	$2,567,590
Cost of Goods Sold	-	-
Taxes Paid	$200	$200
Net Income	$29,931	$166,000

Current number of employees

0

June 24, 2025

FORM C

RAJJ Investment Properties, Inc.

(a North Carolina Corporation)

Up to $5,000,000

Common Stock

Table of Contents

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide for Regulation Crowdfunding. This form – Form C – is the form used to provide the information for both Offerings listed.

Each heading below corresponds to a section of the SEC's regulations for Reg CF. In some cases, we've provided instructions for the Company to complete this form.

§227.201(a) – Basic Information About the Company

Name of Company	RAJJ Investment Properties, Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	North Carolina
Date Company Was Formed (from the Company's Certificate of Organization)	July 28, 2005
Kind of Entity (Check One)	Corporation
Street Address	340 Adam St Ste. A Fayetteville, NC 28301
Website Address	https://www.facebook.com/Rajjinvestmentpropertiesinc/

See further details about our Company in **Exhibit C: ByLaws**.

§227.201(b) – Directors and Officers of the Company

Name	Jerome N. Bell, Sr.
All positions with the Company and How Long for Each Position	CEO Since Inception
Business Experience During Last Three Years (Brief Description)	Tax preparation and real estate investor specializing in acquiring foreclosures and rentals.
Principal Occupation During Last Three Years	CEO of RAJJ Investment Properties, Inc.
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X___ Yes _____ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	ExpressTax Professionals

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name
Jerome N. Bell, Sr.

§227.201(d) – The Company's Business and Business Plan

About the Company

RAJJ Investment Properties is a growth-driven real estate investment firm committed to transforming communities and building generational wealth through strategic real estate ventures. The company specializes in identifying high-potential opportunities in both new construction and property rehabilitation, with a focus on delivering quality housing solutions that meet the evolving needs of today's renters and buyers. By leveraging data-driven market research, strong local partnerships, and disciplined financial strategies, RAJJ Investment Properties aims to unlock value in underutilized properties and emerging neighborhoods. Whether developing ground-up multifamily projects or revitalizing distressed assets, the firm prioritizes both social impact and financial performance, creating a win-win for investors and the communities it serves.

See further details about our Company in **Exhibit C: ByLaws**.

About the CEO

Jerome Nyjuan Bell, Sr., founder of RAJJ Investment Properties, Inc., brings a strong background in finance, military discipline, and entrepreneurship to the real estate investment space. A U.S. Marine Corps veteran, Jerome served ten years of active duty, during which he also pursued higher education. He graduated Magna Cum Laude from Florida Agricultural and Mechanical University (FAMU) in 1999 with a B.S. in Business Administration, concentrating in Accounting. During his senior year, he gained hands-on experience with the Internal Revenue Service, preparing tax returns—a foundation for his later ventures in financial services.

While stationed in Okinawa, Japan, Jerome served as an Adjunct Professor, teaching investment principles to fellow Marines. He later earned his M.B.A. from Averett University in 2003, the same year he was honorably discharged and launched ExpressTax Professionals, a tax preparation firm based in Fayetteville, NC.

Leveraging his expertise in accounting and finance, Jerome expanded into real estate, founding RAJJ Investment Properties, Inc. The company specializes in acquiring foreclosed properties and building a strong rental portfolio focused on affordability and community impact.

In addition to being a published author and active community volunteer, Jerome is a proud father of four and grandfather of three. His leadership, financial acumen, and commitment to community development serve as the foundation for RAJJ Investment Properties' mission and vision.

About the Offering

The Company is engaged in an offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering". The maximum amount we wish to raise in this Reg CF Offering is $5,000,000.00

We will not complete the Reg CF Offering unless we have raised a total of at least $25,000 (minimum goal) by December 31, 2025. If we haven't, both offerings and all investment commitments will be canceled, and all committed funds will be returned.

The minimum investment amount in the Reg CF Offering is $1,000. Investors can cancel their commitment up until 11:59 pm on December 29, 2025 (2 days before the target date). After that, any funds raised will be released to the Company and Investors will become equity owners of the Company. The Company may decide to change the offering deadline but will provide at least five days' notice of such a change to all Investors. Investors will also be notified and asked to reconfirm their commitment if any other material changes are made to this offering.

Investments under Reg CF are offered by RealRise Capital LLC, a licensed funding portal.

About the Finances

RAJJ Investment Properties is demonstrating solid financial growth and long-term potential based on its recent financial statements. As of fiscal year 2025, the company reports total assets of approximately $7.8 million, up from $6.5 million in the previous year. This growth reflects an increase in both fixed and other assets, indicating continued investment in real estate development and acquisitions. Owner equity also increased by $500,000 to a total of $4.7 million, underscoring a strong foundation of retained earnings and capital reinvestment. The company has strategically taken on long-term liabilities, which grew from $204,536 in FY-2024 to $3.6 million in FY-2025. This increase in leverage suggests a deliberate and growth-oriented approach to funding new projects and expanding operations.

Over the rolling 12-month period ending June 12, 2025, RAJJ generated total cash inflows of approximately $1.36 million. The largest revenue contributor was rental income, totaling $727,000, supported by additional sources such as service fees, repair deposits, and other business income. These diverse income streams reflect the company's multi-faceted revenue model within the real estate sector. Cash outflows during the same period amounted to $1.4 million, with the majority of expenses tied to property operations, including $801,000 in rental-related costs such as repairs, maintenance, insurance, and mortgage interest. Additional spending included new property purchases, legal and professional fees, and operating overhead. This resulted in a net cash outflow of $34,246, which aligns with the company's reinvestment strategy aimed at scaling its portfolio and increasing long-term value.

In summary, RAJJ Investment Properties maintains a healthy balance sheet with growing assets and equity, supported by strong recurring revenue. The recent increase in long-term liabilities and temporary negative cash flow reflect an intentional strategy to leverage capital for expansion. These financials present a compelling case for investors seeking to participate in a dynamic and growth-driven real estate firm focused on long-term wealth generation through strategic acquisition, development, and property management.

Investor Return

RAJJ Investment Properties, Inc., a corporation incorporated in the state of North Carolina, is offering Common Stock at a purchase price of $1.00 per share. By investing, you will become a part-owner of the Company and gain the associated rights and responsibilities outlined in our governing documents. These rights are defined in the Company's Bylaws, which were originally adopted on July 28, 2005, and may be amended from time to time as the business evolves. The Bylaws provide important details regarding voting procedures, shareholder protections, dividend policies (if any), and other governance matters designed to safeguard and clarify your role as an investor.

The Company is seeking to raise up to $5,000,000 through this Regulation Crowdfunding offering to fund two real estate development projects in Fayetteville, North Carolina. The first project involves the expansion of the Adam Street Apartments, a fully leased 16-unit complex that was successfully completed in 2023. Building on this success, the Company plans to refinance $3.23 million in existing debt and construct a new quadraplex consisting of four luxury three-bedroom units. Additional funds will be used to cover construction costs, account for potential material and labor fluctuations, and add recreational amenities to support long-term value and community impact. The existing demand for units, evidenced by a waiting list, reflects strong rental potential and continued growth in the area.

The second project focuses on the acquisition and redevelopment of the American Eagle Inn, a 48-room hotel located directly behind the Adam Street Apartments. The goal is to convert this underutilized hospitality property into long-term affordable housing to meet rising residential needs in Fayetteville. The project budget includes $1.5 million for acquisition, $2 million for renovations, $1 million for furnishings, and $500,000 for marketing and lease-up activities. This redevelopment will provide quality housing options while revitalizing a key corridor in the community and aligning with broader economic development efforts.

By investing in RAJJ Investment Properties, you are not only participating in a potential financial return but also contributing to meaningful community transformation and the creation of sustainable, affordable housing solutions.

Caution: All investments carry the risk of loss and there is no assurance that an investment will provide a positive return. Numerous potential challenges may arise during Reg. CF offerings, including those outlined in the Risk Factors section.

§227.201(e) – Number of Employees

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

There are numerous risks to consider when investing such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance.

Review **Exhibit B: Risk of Investing** for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive any interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Target Offering Amount $25,000.00

Offering Deadline   December 31, 2025

If the sum of the investment commitments does not equal or exceed the Minimum Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	_____ X __Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$5,000,000.00
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a pro-rata basis so that every Investor who subscribes will be able to participate. ___ X ____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

We are seeking to raise a minimum of $25,000.00 and a maximum of $5,000,000.00. The Company is Reasonably Sure it Will Use the Money as follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Adam Street Apartments - Addition			25%	$1,250,000.00
American Eagle Inn - Acquisition			30%	$1,500,000.00
American Eagle Inn - Renovation			40%	$2,000,000.00
Furnishing & Security - Marketing/Payroll	100%	$25,000.00	5%	$250,000.00
Total	100.00%	$25,000.00	100.00%	$5,000,000.00

RAJJ intends to raise capital through this offering to support the expansion and improvement of its real estate portfolio in Fayetteville, North Carolina, with a focus on affordable and workforce housing.

Proceeds from the offering will be allocated as follows:

$1.25 million will be used for the construction of a new quadplex on the Adam Street Apartments site. This development will consist of four 3-bedroom units, helping to address the area's growing demand for quality multi-family housing.

$1.5 million will be allocated toward the acquisition of the American Eagle Inn, a property targeted for conversion into long-term rental housing. This strategic purchase supports the Company's mission to repurpose underutilized assets into income-producing real estate.

$2 million will be directed toward comprehensive renovations at the American Eagle Inn. Renovation work will include structural improvements, upgraded electrical and plumbing systems, energy-efficient installations, and aesthetic enhancements to meet modern tenant standards.

The remaining funds will be used for furnishing the units, installing security systems, and covering marketing and payroll costs related to leasing, property management, and operational support during the stabilization phase.

This strategic allocation of funds is designed to ensure the successful execution of both projects, enhance asset value, and position the properties for long-term cash flow and equity appreciation.

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in the preparation of the campaign and are typically due in advance of the closing of the campaign. The Company does have the discretion to alter the use of proceeds as set forth above.

The Company may alter the use of proceeds under the following circumstances: Costs changes as a result of changing conditions in the construction of the Project.

§227.201(j) – The Investment Process

To Invest

- Review this Form C, disclosures, risk, and the business plan, exhibits to this Form C and the Offering Page;
- If you decide to invest, press the Invest Now button and follow the instructions to fill out the information required to finalize your investment.

To Cancel Your Investment

To initiate the cancellation process, please visit our contact page or send an email to info@realrisecapital.net and submit your cancellation request. Please include your full name and the name of the Campaign you would like your investment cancelled. Failure to cancel within 48 hours before the deadline will result in the release of funds to the issuer in exchange for securities.

Note

(1) Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
(2) The intermediary will notify investors when the target offering amount has been met;

(3) If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

(4) If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment

§227.201(k) – Material Changes

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering securities in the form of Common Stock, referred to as "Investor Shares," at a price of $1.00 per share. This price was determined based on an internal valuation of the Company's existing real estate assets, supported by third-party appraisal reports. These appraisals reflect the current market value of the properties owned or under contract, and the $1.00 share price represents a fair and reasonable entry point for investors, taking into account both the asset base and the Company's projected growth through planned acquisitions and development projects. The valuation does not currently factor in future appreciation, rental income growth, or operational improvements, which may positively impact shareholder value over time.

§227.201(m) – Terms of the Securities

Overview

The Company is offering Common Stock at a price of $1.00 per share. When you buy shares, you'll become a part-owner of the Company, which is a North Carolina corporation. As a shareholder, your rights and responsibilities will be guided by our Bylaws, first adopted on July 28, 2005 and updated from time to time as needed.

The Bylaws explain important things like your voting rights, how shares can be transferred, and other details about ownership.

You can find a full copy of the Bylaws attached as **Exhibit C: Bylaws**.

Obligation to Contribute Capital

Once you pay for your Investor Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances, you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

You will not have the right to vote or otherwise participate in the management of the Company. Instead, the Managing Partners will control all aspects of the Company's business.

No Right to Transfer

Investor Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

- The ByLaws prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares as defined by the Terms of the offering.

Modification of Terms of Notes

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only one class of securities: Class A members.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The Person Who Controls the Company

Jerome Nyjuan Bell, Sr., owns a majority of the membership interest in the Company. The Company is managed by Jerome Nyjuan Bell, Sr., per the ByLaws, who has full voting power.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, examples these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

- The Manager decides when to make distributions and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the company.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

§227.201(n) – The Funding Portal

The Company is offering its securities through RealRise Capital LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00324 and the Funding Portal Registration Depository (FPRD) number is 317308.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate RealRise Capital LLC as follows:

- 5% platform fee is paid when the successfully funded campaign has ended.

RealRise Capital LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for RealRise Capital LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

DEBT BALANCES

Schedule A: REAL ESTATE

Address and Type of Property	Title in Name of	Purchase Price Year Acquired	Present Market Value	Total Balance Owed	Mortgage Holder Payment amount and frequency	
1 331 Adam St (land only)	RAJJ INVESTMENT	$ 42,600.00	$ 16,000.00			
FAYETTEVILLE, NC 28301	PROP, INC. 2020 Year					
2 335 Adam St (dog park & fire pit)	RAJJ INVESTMENT	$ 16,000.00	$ 50,000.00			
FAYETTEVILLE, NC 28301	PROP, INC. 2021					
3 340 Adam St - II	RAJJ INVESTMENT	$ 105,175.00	$ 1,250,000.00			
FAYETTEVILLE, NC 28301	PROP, INC. 2023			$ 850,000.00	$ 6,239.17	Per MONTH
4 341,345,349 Adam St - I	RAJJ INVESTMENT	$ 108,800.00	$ 3,750,000.00			
FAYETTEVILLE, NC 28301	PROP, INC. 2022			$ 2,380,000.00	$ 17,426.67	Per MONTH
5 363 Kimberwicke Dr (flip for sell)	RAJJ INVESTMENT	$ 400,000.00	$ 650,000.00			
Fayetteville, NC 28311	PROP, INC. 2024			$ 364,000.00	$ 3,564.17	Per MONTH
6 408 Nottingham Dr (land only)	RAJJ INVESTMENT	$ 10,000.00	$ 10,000.00			
FAYETTEVILLE, NC 28311	PROP, INC. 2020					
7 812 N. Jackson St	RAJJ INVESTMENT	$ 54,000.00	$ 230,000.00			
RAEFORD, NC 28376	PROP, INC. 2004			$ 79,052.00	$ 688.54	Per MONTH
8 1338 Worstead Dr (land only)	RAJJ INVESTMENT	$ 12,000.00	$ 12,000.00			
FAYETTEVILLE, NC 28314	PROP, INC. 2016					
9 3901 Daytona Rd (new flip)	RAJJ INVESTMENT	$ 180,000.00	$ 398,500.00			
Fayetteville, NC 28311	PROP, INC. 2025			$ 219,000.00	$ 1,943.63	Per MONTH
10 4309 Wellington Dr (land only)	RAJJ INVESTMENT	$ 5,400.00	$ 12,000.00			
FAYETTEVILLE, NC 28311	PROP, INC. 2020					
		TOTAL $ 6,378,500.00	$ 3,892,052		$ 29,862.18	Per MONTH

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company did not offer securities within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

The Company has not conducted any transaction between the Company and "Insiders".

§227.201(s) – The Company's Financial Condition

Liquidity

RAJJ Investment Properties maintains a strong liquidity position, currently holding $121,000 in cash reserves and benefiting from consistent, positive cash flow generated by its rental portfolio. This financial flexibility allows the company to respond quickly to investment opportunities, cover operational needs without relying on excessive borrowing, and manage unexpected expenses with confidence. Combined with over $1.0 million in revenue already recorded year-to-date in 2024 and a 2023 gross income exceeding $1.6 million, RAJJ's cash strength reinforces its operational stability and reduces investor risk. The company's disciplined use of capital, lean operational structure, and rental income reliability position it as a resilient and scalable investment opportunity with both short- and long-term growth potential.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will review other financing options.

Capital Resources

Aside from the debt financing used to build our real estate portfolio and potential access to credit facilities, we currently do not have alternative sources of capital.

Historical Results of Operations

The Company has been operating since 2005.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as **Exhibit A: Financial Statements**

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on realrisecapital.net). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital Private Securities Corporation performed Bad Actor Checks on the principals of the Company (i.e., those covered by this rule). You can see the North Capital Private Securities Corporation reports attached as **Exhibit F: Bad Actor Checks**.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under §227.201(g) – Target Offering Amount and Offering Deadline, the 'target amount' for this offering is $25,000.00. You can track our progress in raising money under the Reg CF Offering at RealRise Capital LLC on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website rajjinvestmentpropertiesinc.com no later than 120 days after the end of each fiscal year which is December 31st.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

The Company has never raised money using Regulation Crowdfunding before and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

There are no additional material disclosures or important information beyond what has been provided to prospective investors.

§227.201(z) – Testing the Waters Materials

The Company did not conduct a "Testing the Waters" campaign prior to this offering.

Exhibit A   Financial Statements

I, Jerome Nyjuan Bell, Sr., acting in my capacity as CEO, certify that:

1. The financial statements of RAJJ Investment Properties, Inc. included in this Form are true and complete in all material respects; and
2. The attached financial statements are unaudited; and
3. 2024 and 2023Tax returns.

RAJJ Investment Properties, Inc.

Signed by:

By _Jerome N. Bell, Sr._____
4672F41ABF63481.

Jerome Nyjuan Bell, Sr.

CEO

RAJJ INVESTMENT PROPERTIES, INC.
BALANCE SHEET
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024	December 31, 2023
	AMOUNT	AMOUNT
ASSETS		
NON-CURRENT ASSETS	$ 5,980,000.00	$ 5,580,000.00
CURRENT ASSETS	$ 121,000.00	$ 234,900.00
Receivable from Members	$ -	$ -
TOTAL ASSETS	$ 6,101,000.00	$ 5,814,900.00
MEMBER'S EQUITY AND LIABILITIES		
Member's Equity	$ 3,258,483.00	$ 2,994,552.00
LIABILITIES		
NON-CURRENT LIABILITIES	$ 2,000,000.00	$ 2,000,000.00
CURRENT LIABILITIES	$ 73,639.00	$ 56,748.00
Loan from Members	$ 768,878.00	$ 763,600.00
TOTAL LIABILITIES	$ 2,842,517.00	$ 2,820,348.00
TOTAL EQUITY AND LIABILITIES	$ 6,101,000.00	$ 5,814,900.00

RAJJ INVESTMENT PROPERTIES, INC.
STATEMENT OF OPERATIONS
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024	December 31, 2023
	AMOUNT	AMOUNT
Revenue	$ 1,201,315.00	$ 2,567,590.00
Operating Expenses	$ 1,171,384.00	$ 2,401,590.00
Profit / (Loss) before tax	$ 29,931.00	$ 166,000.00

RAJJ INVESTMENT PROPERTIES, INC.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024	December 31, 2023
	AMOUNT	AMOUNT
Balance as at 31 December 2024	$ 2,994,552.00	$ 2,828,552.00
Add: Contribution Made during the period	$ 234,000.00	$ -
Add: Profit / (Loss)	$ 29,931.00	$ 166,000.00
	$ 3,258,483.00	$ 2,994,552.00
Less: Distributions during the period	$ -	$ -
Balance as at 31 December 2024	$ 3,258,483.00	$ 2,994,552.00

RAJJ INVESTMENT PROPERTIES, INC.
STATEMENT OF CASH FLOWS
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024		December 31, 2023	
	AMOUNT		AMOUNT	
CASH FLOWS FROM OPERATING ACTIVITES				
Profit / (Loss) before tax	$	29,931.00	$	166,000.00
	$		$	
Adjustment for non cash expenses	-		-	
Net cash from / (used in) operating activities	$	29,931.00	$	166,000.00
CASH FLOWS FROM INVESTING ACTIVITES				
Set up cost	$	6,101,000.00	$	5,814,900.00
Net cash from / (used in) investing activities	$	6,101,000.00	$	5,814,900.00
CASH FLOWS FROM FINANCING ACTIVITES				
			$	
Contribution's from Members	$	234,000.00	-	
Loan from Members	$	5,278.00	$	763,600.00
Net cash from / (used in) financing activities	$	239,278.00	$	763,600.00
Cash and cash equivalents at the end of the period	$	269,209.00	$	929,600.00

Form **8879-CORP**

(Rev. December 2024)

Department of the Treasury
Internal Revenue Service

E-file Authorization for Corporations

For calendar year 2024, or tax year beginning ...., 20 ...., ending ...., 20 ....

For use with Form 1120 series returns.

Do not send to the IRS. Keep for your records.

Go to *www.irs.gov/Form8879CORP* for the latest information.

OMB No. 1545-0123

Name of corporation	Employer identification number
RAJJ INVESTMENT PROPERTIES INC	20-2142374

Part I Information (Whole dollars only)

1	Total income (Form 1120, line 11)	1	421791
2	Total income (Form 1120-F, Section II, line 11)	2	
3	Total income (loss) (Form 1120-S, line 6)	3	
4	Total income (Form 1120 , line)	4	

Part II Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return.

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's electronic income tax return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS (**a**) an acknowledgment of receipt or reason for rejection of the transmission, (**b**) the reason for any delay in processing the return or refund, and (**c**) the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

☒ I authorize EXPRESS TAX PROFESSIONALS (**ERO firm name**) to enter my PIN 1 2 3 7 4 (**do not enter all zeros**) as my signature on the corporation's electronically filed income tax return.

☐ As an officer of the corporation, I will enter my PIN as my signature on the corporation's electronically filed income tax return.

Officer's signature ______________ Date 03/17/2025 Title PRESIDENT CEO

Part III Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. 5 6 5 0 4 0 1 2 3 4 5 (**do not enter all zeros**)

I certify that the above numeric entry is my PIN, which is my signature on the electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112**, IRS *e-file* Application and Participation, and **Pub. 4163**, Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature JEROME BELL Date 03/17/2025

ERO Must Retain This Form — See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

For Paperwork Reduction Act Notice, see instructions. Form **8879-CORP** (Rev. 12-2024)
QNA

Form **8879-CORP**	**E-file** Authorization for Corporations	
(December 2022)	For calendar year 20 2 3, or tax year beginning _____ , 20 ___ , ending _____ , 20 ____	OMB No. 1545-0123
Department of the Treasury Internal Revenue Service	Use for *efile* authorizations for Form 1120, 1120-F or 1120S. Do not send to the IRS. Keep for your records. Go to *www.irs.gov/Form8879CORP* for the latest information.	

Name of corporation	Employer identification number
RAJJ INVESTMENT PROPERTIES INC	20-2142374

Part I   **Information** (Whole dollars only)

1	Total income (Form 1120, line 11)	**1**	711046
2	Total income (Form 1120-F, Section II, line 11)	**2**	
3	Total income (loss) (Form 1120-S, line 6)	**3**	

Part II   **Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return.**

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's electronic income tax return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgment of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

☒   I authorize   EXPRESS TAX PROFESSIONALS   to enter my PIN | 1 | 2 | 3 | 7 | 4 | as my signature
                     ERO firm name   do not enter all zeros
on the corporation's electronically filed income tax return.

☐   As an officer of the corporation, I will enter my PIN as my signature on the corporation's electronically filed income tax return.

Officer's signature	_____	Date	_____	Title	PRESIDENT CEO

Part III   **Certification and Authentication**

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. | 5 | 6 | 5 | 0 | 4 | 0 | 1 | 2 | 3 | 4 | 5 |
                                                                         do not enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112**, IRS e-*file* Application and Participation, and **Pub. 4163**, Modernized e-File (MeF) Information for Authorized IRS e-*file* Providers for Business Returns.

ERO's signature	JEROME BELL _____	Date	03/08/2024

ERO Must Retain This Form — See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

For Paperwork Reduction Act Notice, see instructions.   Form **8879-CORP** (12-2022)
QNA

FINANCIAL NOTES

RAJJ Investment Properties, Inc. continues to demonstrate financial stability and strategic growth in the real estate investment sector. As of December 31, 2024, the company reported total assets of $6.1 million, an increase from $5.8 million in the prior year. This growth reflects continued investment in non-current real estate assets, which make up the majority of the portfolio and increased from $5.58 million in 2023 to $5.98 million in 2024. Current assets totaled $121,000, ensuring operational liquidity.

On the equity side, Member's Equity rose to $3.26 million in 2024, up from $2.99 million in 2023. This growth includes a net income of $29,931 for the year and $234,000 in new member contributions, with no distributions taken. The company's prudent reinvestment strategy and capital preservation are evident in its retained earnings approach and reinvestment of profits to support long-term asset growth.

Liabilities were reported at $2.84 million in 2024, consisting of $2 million in long-term debt, $73,639 in current liabilities, and $768,878 in member loans. The company's capital structure shows a healthy balance of debt and equity, with conservative leverage levels that support both asset growth and financial flexibility.

RAJJ generated $1.2 million in revenue during 2024, with operating expenses totaling approximately $1.17 million, resulting in a modest net profit of $29,931. While this represents a decline from 2023's $166,000 profit, it reflects strategic reinvestment and controlled cost management in a transitioning market environment. Cash flow from operations totaled nearly $30,000, while financing activities—primarily member contributions and loan proceeds—added over $239,000 in additional capital.

Overall, RAJJ Investment Properties presents a disciplined financial profile with a growing asset base, consistent member support, and careful fiscal management. These attributes make the company a solid candidate for investors seeking long-term value in real estate with a stable capital foundation and room for scalable growth.

Exhibit B   Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualties could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates
- Competition from other property
- Changes in national or local economic conditions
- Changes in zoning
- Environmental contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords
- Changes in economic conditions could reduce demand
- Existing tenants might not renew their leases
- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive
- Portions of the property could remain vacant for extended periods
- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, e.g., "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our ByLaws, Investors will not have the right to participate in the management of the Company. Instead, Jerome Nyjuan Bell, Sr. will manage all aspects of the Company and its business. Furthermore, if Jerome Nyjuan Bell, Sr. or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our ByLaws limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.
- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our ByLaws and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow-through" and be reported on the tax returns of the equity owners. It is, therefore, possible that you would be required to report the taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with COVID-19

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide.

The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

Exhibit C   **ByLaws**

YOU HEREBY ACKNOWLEDGE AND AGREE THAT (A) YOU HAVE READ AND UNDERSTAND THESE BYLAWS COMPLETELY, (B) AT CLOSING YOU WILL ENTER INTO THESE BYLAWS FREELY AND VOLUNTARILY, (C) YOU ARE BEING ADVISED TO SEEK COUNSEL PRIOR TO ENTERING INTO THESE BYLAWS, AND (D) YOU HAVE HAD AMPLE OPPORTUNITY TO DO SO.

/s/ *Jerome N. Bell, Sr.*
Print Name: Jerome N. Bell, Sr.

/s/_____
Print Name: _____

/s/_____
Print Name: _____

/s/_____
Print Name: _____

Bylaws

of

RAJJ Investment Properties, Inc.

BYLAWS
OF
RAJJ Investment Properties, Inc.
(A North Carolina Corporation)

ARTICLE I. OFFICES

The corporation shall designate a registered office in accordance with North Carolina law and shall maintain it continuously. The corporation may have offices at any place or places within and without the State of North Carolina as the board of directors may from time to time determine.

ARTICLE II. SHAREHOLDERS

Section 2.1   Annual Meetings. The corporation shall hold a meeting of shareholders annually. The purpose of the annual meeting of shareholders is to elect directors and to transact any other matters as may properly come before the shareholders. The annual meeting of the shareholders of the corporation shall be held at the times and places designated by the board of directors or the president of the corporation. Failure to hold an annual meeting timely shall in no way affect the terms of officers or directors of the corporation or the validity of actions of the corporation.

Section 2.2   Special Meetings. Special meetings of shareholders may be called by the president or by a majority of the board of directors then in office or by shareholders owning one-fourth or more of the outstanding voting shares of the corporation. The purpose of each special meeting shall be stated in the notice.

Section 2.3   Place of Meeting. The board of directors may designate any place, either within or without the State of North Carolina, as the place of meeting for any meeting of shareholders. If no designation is made, then the place of meeting shall be the principal office of the corporation.

Section 2.4   Notice of Meeting. Written or printed notice stating the date, time and place of the meeting and, in the case of a special meeting, a description of the purpose or purposes for which the meeting is called, shall be given personally or by mail not less than ten days nor more than 60 days before the date of the meeting. Notice shall be given by or at the direction of the president or the secretary or the persons calling the meeting to each shareholder of record entitled to vote at the meeting. If mailed, notice is effective at the earliest date of the following: (a) when received; (b) five days after its deposit in the U.S. Mail if postage prepaid and properly addressed; or (c) on the date shown on the return receipt if sent by registered or certified mail, return receipt requested.

Section 2.5   Waiver of Notice. A shareholder may waive any notice required by these bylaws before or after the date and time stated in the notice by signing a written waiver and delivering it to the corporation for inclusion in the minutes or corporate records. Attendance of a shareholder at a meeting waives objection to lack of notice or defective notice of the meeting,

Page 3 of 12

unless the shareholder, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting. A shareholder's attendance at a meeting also waives objection to consideration of a particular matter that is not within the purpose described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

Section 2.6 **Action Without Meeting**. Any action of the shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing describing the action so taken is dated and signed by shareholders of a majority of the outstanding voting shares of the corporation and delivered to the corporation. Within ten days after obtaining the authorization by written consent, notice must be given to those shareholders who have not consented in writing. The notice shall fairly summarize the material features of the authorized action and, if the action is one for which dissenters' rights are provided by the North Carolina Business Corporation Act, shall contain a clear statement of the right of dissenting shareholders to be paid the fair value of their shares on compliance with the applicable statutory provisions. Any certificate to be filed as a result of the shareholders' action under this section shall state that written consent was given in accordance with Fla. Stat. § 607.0704.

Section 2.7 **Voting Record**. The officers having charge of the share transfer books for shares of the corporation shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting or any adjournment of the meeting, with the address of each and the number, class and series, if any, of shares held by each. For a period of ten days prior to the meeting, the list shall be kept on file at the registered office of the corporation, at the principal place of business of the corporation, or at the office of the transfer agent or registrar of the corporation, and any shareholder shall be entitled on demand to inspect the list at any time during regular business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder at any time during the meeting. If the requirements of this section have not been substantially complied with, then on demand of any shareholder in person or by proxy, the meeting shall be adjourned until the requirements are complied with. Failure to comply with the requirements of this section shall not affect the validity of any action taken at the meeting.

Section 2.8 **Shareholder Quorum and Voting**. Unless otherwise required in the articles of incorporation, the appearance in person or by proxy of a majority of the voting shares then issued and outstanding shall constitute a quorum at a meeting of shareholders. When a specified item of business is required to be voted on by a class or series of shares, unless otherwise required in the articles of incorporation, a majority of the voting shares of such class or series shall constitute a quorum for the transaction of such items of business by that class or series. If a quorum exists, action on any matter is approved if the votes cast by the holders of the shares represented at the meeting and entitled to vote on the subject matter favoring the action exceed the votes cast opposing the action, unless a greater number of affirmative votes or voting by classes is required by law or the articles of incorporation. After a quorum has been established at a shareholders' meeting, the subsequent withdrawal of shareholders, so as to reduce the number of shares entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment of the meeting. If a quorum is not present when a meeting starts, then a majority of the shareholders at the meeting may adjourn the meeting from time to time without further notice until a quorum is present.

Section 2.9 **Votes**. Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

Section 2.10 **Proxies**. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him or her by proxy. Every proxy shall be in writing and shall be signed by the shareholder or his or her otherwise duly authorized attorney-in-fact. No proxy shall be valid after the expiration of 11 months from the date of its creation unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by Fla. Stat. § 607.0722 or other applicable law.

ARTICLE III. BOARD OF DIRECTORS

Section 3.1 **General Powers**. Subject to the limitations of the articles of incorporation, these bylaws, and the North Carolina Business Corporation Act concerning corporate action that must be authorized or approved by the shareholders of the corporation, all corporate powers shall be exercised by or under the authority of the board of directors, and the business and affairs of the corporation shall be managed under the direction of the board of directors.

Section 3.2 **Number, Qualification, Election and Tenure**. The number of directors shall be the number of directors elected from time to time in accordance with these bylaws. The number of directors may be increased or decreased from time to time by election in accordance with these bylaws. The directors must be natural persons who are 18 years of age or older, but need not be shareholders of this corporation or residents of North Carolina. Directors shall be elected by the shareholders at the annual meeting of shareholders and shall serve until their successors have been elected and qualified or until their earlier removal.

Section 3.3 **Annual Meetings**. The board of directors shall hold its annual meeting at the same place as and immediately following each annual meeting of shareholders for the purpose of the election of officers and the transaction of any other business as may come before the meeting. If a majority of the directors are present at the annual meeting of shareholders, no prior notice of the annual meeting of the board of directors shall be required. However, another place and time for the meeting may be fixed by written consent of all of the directors.

Section 3.4 **Regular Meetings**. Regular meetings of the board of directors may be held without notice at a time and place as shall be determined from time to time by the board of directors.

Section 3.5 **Special Meetings**. Special meetings of the board of directors may be called by the chairman of the board (if there is one), the president or any director. The person or persons authorized to call special meetings of the board of directors may fix a reasonable time and place for holding them.

Section 3.6 **Telephone Meetings**. Directors may participate in meetings of the board of directors by means of a conference telephone or other means of communication by which all

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directors participating may simultaneously hear each other during the meeting, and participation by such means shall constitute presence in person at such a meeting.

Section 3.7 **Action Without Meeting**. Any action of the board of directors may be taken without a meeting if a consent in writing setting forth the action so taken signed by all of the directors is filed in the minutes of the board of directors. The consent shall have the same effect as a meeting vote. Action taken under this section is further authorized by Fla. Stat. § 607.0821.

Section 3.8 **Notice and Waiver**. Notice of the date, time and place of any special meeting shall be given at least two days prior to it by written notice delivered personally, by mail or by telegram to each director. If mailed, notice is effective at the earliest date of the following: (a) when received; (b) five days after its deposit in the U.S. Mail if postage prepaid and properly addressed; or (c) on the date shown on the return receipt if sent by registered or certified mail, return receipt requested. Any director may waive notice of any meeting, either before, at, or after the meeting by signing a waiver of notice. The attendance of a director at a meeting shall constitute a waiver of notice of the meeting and a waiver of any and all objections to the place and time of the meeting or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting or promptly on arrival at the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Section 3.9 **Quorum and Voting**. A majority of directors in office shall constitute a quorum for the transaction of business. Except as otherwise set forth in these bylaws, the vote of a majority of directors present at a meeting at which a quorum is present shall constitute the action of the board of directors. If less than a quorum is present, then a majority of those directors present may adjourn the meeting from time to time without notice until a quorum is present.

Section 3.10 **Deadlock**. In the event of a voting deadlock by the board of directors, any member of the board of directors may submit the issue to the corporation's attorney for mediation. If any director objects to having the corporation's attorney mediate the issue, then the corporation's attorney shall select a North Carolina Supreme Court Certified Mediator located in the county in which the corporation's main office is located. The board of directors shall cooperate in the mediation. If the issue is not resolved within thirty (30) days from the date the issue was submitted for mediation, then the issue shall be submitted by the president to the shareholders for resolution at a special shareholders' meeting to be held within thirty (30) days of the date the president submitted the issue to the shareholders for resolution.

Section 3.11 **Vacancies**. Any vacancy occurring in the board of directors other than by an increase in the number of directors may be filled by the affirmative vote of a majority of the remaining directors even though it is less than a quorum of the board of directors, unless otherwise provided by law or the articles of incorporation. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders, which may be at an annual or special meeting of shareholders called for that purpose. Any directorship to be filled by reason of an increase in the number of directors shall be filled by election at an annual meeting of shareholders or a special meeting of shareholders called for that purpose.

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Section 3.12 **Resignation**. A director may resign at any time by delivering written notice to the board of directors or its chairman or to the corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date.

Section 3.13 **Removal**. At any meeting of shareholders called expressly for that purpose, any director or directors may be removed from office, with or without cause, by vote of holders of a majority of the outstanding shares then entitled to vote at an election of directors. New directors may be elected by the shareholders for the unexpired terms of directors removed from office at the same meetings at which such removals are voted.

Section 3.14 **Compensation**. By resolution of the board of directors, the directors may be repaid their expenses, if any, of attendance at each meeting of the board of directors; they may also be paid a fixed sum for attendance at each meeting of the board of directors; and they may also be paid a stated salary as directors. No payment shall preclude any director from serving the corporation in any other capacity and receiving compensation.

Section 3.15 **Presumption of Assent**. A director of the corporation who is present at a meeting of the board of directors when corporate action is taken shall be presumed to have assented to the action taken unless he or she votes against the action, abstains from the action taken, or objects at the beginning of the meeting to holding it or transacting specified business at the meeting.

ARTICLE IV. OFFICERS

Section 4.1 **Officers**. The officers of this corporation shall be a president, vice president, secretary and treasurer, each of whom shall be elected by the board of directors. A chairman of the board, vice president, and any other officers and assistant officers as may be deemed appropriate may be elected by the board of directors from time to time. Any two or more offices may be held by the same person. The failure to elect a president, vice-president, secretary or treasurer shall not affect the existence of the corporation. The election of an officer does not itself create contract rights.

Section 4.2 **Election and Term of Office**. The officers of the corporation shall be elected annually by the board of directors at its meeting after each annual meeting of shareholders. If the election of officers shall not be held at the meeting, the election shall be held as soon after that as conveniently may be. Each officer shall hold office until a successor is elected and has qualified, or until his or her death, or until he or she resigns or is removed in the manner provided below.

Section 4.3 **Resignation**. An officer may resign at any time by delivering written notice to the corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date.

Section 4.4 **Removal**. Any officer may be removed from office at any time, with or without cause, by the board of directors. Removal does not affect any contract rights of the person so removed.

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Section 4.5 <u>Vacancies</u>. Vacancies in offices, however occasioned, may be filled at any time by election by the board of directors for the unexpired terms of the offices.

Section 4.6 <u>Duties</u>. The chairman of the board, or the president if there is no chairman of the board, shall preside at all meetings of the board of directors and of the shareholders. The president shall be the chief executive officer of the corporation. The secretary, assistant secretaries (if any), and any other officers as the board of directors from time to time designates shall have the responsibility for preparing minutes of the meetings of the shareholders and of the board of directors and for authenticating records of the corporation. Subject to the above, the officers of the corporation shall have any powers and duties as usually pertain to their respective offices and any additional powers and duties specifically conferred by law, by the articles of incorporation, by these bylaws, or as may be assigned to them from time to time by the board of directors.

Section 4.7 <u>Salaries</u>. The salaries of the officers may be fixed from time to time by the board of directors. No officer shall be prevented from receiving a salary by reason of the fact that he or she is also a director of the corporation.

Section 4.8 <u>Delegation of Duties</u>. In the absence or disability of any officer of the corporation or for any other reason deemed sufficient by the board of directors, the board may delegate his or her powers or duties to any other officer or to any other director.

ARTICLE V. <u>EXECUTIVE AND OTHER COMMITTEES</u>

Section 5.1 <u>Creation of Committees</u>. The board of directors may, by resolution passed by a majority of the full board, designate from among its directors an executive committee and one or more other committees. Each committee must have two or more members who serve at the request of the board of directors.

Section 5.2 <u>Executive Committee</u>. The executive committee (if there is one) shall consult with and advise the officers of the corporation in the management of its business and shall have and may exercise, to the extent provided in the resolution of the board of directors creating the executive committee, any such powers of the board of directors as can be lawfully delegated by the board.

Section 5.3 <u>Other Committees</u>. The other committees (if there are any) shall have any functions and may exercise any power of the board of directors as can be lawfully delegated and to the extent provided in the resolution or resolutions creating the committee or committees.

Section 5.4 <u>Meetings</u>. Regular meetings of the executive committee and other committees may be held without notice at a time and place as shall from time to time be determined by the executive committee or the other committees, and special meetings of the executive committee or the other committees may be called by any member on two days' notice to the other members of the committee, or on any shorter notice as may be agreed to in writing by each of the

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other members of the committee, given either personally or in the manner provided in these bylaws pertaining to notice for directors' meetings.

Section 5.5 **Vacancies**. Vacancies on the executive committee or on other committees shall be filled by majority vote of the full board of directors then in office at any annual, regular or special meeting of the board of directors.

Section 5.6 **Quorum**. At all meetings of the executive committee or other committees, a majority of the committee's members then in office constitutes a quorum for the transaction of business.

Section 5.7 **Manner of Acting**. The acts of a majority of the members of the executive committee or other committees present at any meeting at which there is a quorum constitutes the act of the committee.

Section 5.8 **Minutes**. The executive committee and the other committees shall keep regular minutes of their proceedings and report the regular minutes to the board of directors when required.

Section 5.9 **Compensation**. Members of the executive committee and the other committees may, on authorization by the board of directors, be paid compensation in accordance with the provisions of these bylaws pertaining to compensation of directors.

ARTICLE VI. SHARES

Section 6.1 **Certificates**. The shares of the corporation may be represented by share certificates signed by the president or a vice president, and by the secretary or an assistant secretary. Each share certificate (if any) shall also state the following: (a) the name of the corporation; (b) that the corporation is organized under the laws of the State of North Carolina; (c) the name of the person or persons to whom issued; (d) the number and class of shares and the designation of the series, if any, which the certificate represents; and (e) the par value of each share represented by the certificate or a statement that the shares are without par value. If the corporation is authorized by the articles of incorporation to issue different classes or series of shares, each certificate shall also set forth or fairly summarize on the face or back of it, or shall state that the corporation will furnish to any shareholder on request and without charge, a full statement of the designations, preferences, limitations, and relative rights of the shares of each class or series authorized to be issued. Any certificate representing shares that are restricted as to the sale, disposition, or other transfer of the shares, shall also state that the shares are restricted as to transfer and shall set forth or fairly summarize on the front or back of the certificate, or shall state that the corporation will furnish to any shareholder on request and without charge, a full statement of the restrictions. No certificate shall be issued for any share until the share is fully paid.

Section 6.2 **Issuances and Transfers**. The issuance and transfer of shares of the corporation shall be made in the manner specified in the North Carolina Uniform Commercial Code. The corporation shall maintain share transfer books, and any issuance or transfer shall be

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registered on them and perfected only upon (a) request and surrender of the share certificate, if any, representing the transferred shares and (b) signature of the president or a vice president and by the secretary or an assistant secretary on all share certificates, if any, and on the entry of the issuance or transfer on the share transfer books. For all corporate purposes including the voting of shares and the issuance and payment of dividends on shares, the corporation shall have the absolute right to recognize as the owner of any shares issued by it the person or persons in whose name the shares stand on its books. However, if a transfer of shares is made solely for the purpose of furnishing collateral security, and if the fact is made known to the secretary of the corporation, or to the corporation's transfer agent or transfer clerk, the record entry of the transfer shall state the limited nature of it. Furthermore, if any shares are restricted as to the sale, disposition, or other transfer thereof, the share transfer book shall set forth or fairly summarize, or shall state that the corporation will furnish to any shareholder on request and without charge, a full statement of the restrictions.

Section 6.3 **Lost, Stolen or Destroyed Certificates**. The corporation shall issue a new share certificate in the place of any certificate previously issued if the holder of record of the certificate: (a) makes proof in affidavit form that it has been lost, destroyed or stolen; (b) requests the issuance of a new certificate before the corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of any adverse claim; (c) gives bond in such a form as the corporation may direct, to indemnify the corporation, transfer agent, and registrar, if any, against any claim that may be made on account of the alleged loss, destruction, or theft of the certificate; and (d) satisfies any other reasonable requirements imposed by the corporation.

ARTICLE VII. FINANCIAL STATEMENTS, RECORDS AND REPORTS

Section 7.1 **Financial Statements for Shareholders**. The corporation shall send a financial statement to the shareholders of the corporation not later than 120 days after the close of each fiscal year of the corporation. The financial statement shall include a balance sheet as of the end of the fiscal year of the corporation, an income statement for that year, and a statement of cash flows for that year. The financial statements shall be furnished in accordance with Fla. Stat. § 607.1620.

Section 7.2 **Other Reports to Shareholders**. In accordance with Fla. Stat. § 607.1621, the corporation shall report to the shareholders (a) its indemnification of directors, officers, employees or agents, and (b) its authorization to issue shares for promises to render services in the future.

Section 7.3 **Inspection of Corporate Records**. A shareholder of the corporation is entitled to inspect and copy, during regular business hours at the corporation's principal office, any of the following records if he or she gives the corporation written notice of his or her demand at least five business days before the inspection date: articles of incorporation and amendments, bylaws and amendments, resolutions of the board of directors creating classes or series of shares, minutes of shareholders' meetings for the last three years, written consents to action by shareholders without a meeting for the last three years, written communications to shareholders within the past three years, financial statements furnished to shareholders for the

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past three years, a list of the names and business addresses of the corporation's current directors and officers, and the corporation's most recent annual report filed with the North Carolina Department of State. The corporation shall comply with such other requirements of Fla. Stat. § 607.1602, as may be applicable.

ARTICLE VIII. DISTRIBUTIONS

The board of directors may from time to time declare, and the corporation may make, distributions on its outstanding shares in the manner and on the terms and conditions provided by the articles of incorporation and by law. Dividends may be paid in cash, in property, or in shares, subject to the provisions of the articles of incorporation and applicable law.

ARTICLE IX. FISCAL YEAR

The fiscal year of the corporation shall be the period selected by the board of directors as the taxable year of the corporation for federal income tax purposes.

ARTICLE X. SEAL

The board of directors may, at its discretion, procure a corporate seal. Any such corporate seal shall bear the name of the corporation between two concentric circles and in the inside of the inner circle shall be the year of incorporation.

ARTICLE XI. AMENDMENTS

These bylaws may be altered, amended or replaced and new bylaws may be adopted by the board of directors; provided that any bylaws or amendments to it as adopted by the board of directors may be altered, amended or repealed by vote of the shareholders, or a new bylaw in lieu of it may be adopted by the shareholders. No bylaw which has been altered, amended, repealed or adopted by such a vote of the shareholders may be altered, amended or repealed by a vote of the board of directors for a period of two years after the action of the shareholders.

ARTICLE XII. INDEMNIFICATION

Section 12.1 Right to Indemnification. The corporation shall indemnify each person (including the heirs, executors, administrators, or estate of such person) who is or was a director, officer, agent, employee, or representative of the corporation ("Indemnified Party") to the fullest extent permitted or authorized by current or future legislation or by current or future judicial or administrative decision (but, in the case of any future legislation or decision, only to the extent that it permits the corporation to provide broader indemnification rights than permitted prior to the legislation or decision), against all fines, liabilities, costs and expenses (including without limitation attorneys' fees and costs, collectively "Indemnified Costs") asserted against or incurred by the Indemnified Party in his or her capacity as a director, officer, agent, employee, or representative of the corporation, or arising out of the Indemnified Party's status as a director, officer, agent, employee, or representative of the corporation; provided, however, that such Indemnified Party acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a claim of unlawful conduct, had no reasonable cause to believe his or her conduct was unlawful. The foregoing right of indemnification shall not be exclusive of other rights to which the Indemnified Party may be entitled. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or on a plea of nolo contendere or its equivalent, will not in itself create a presumption that the person did or did not act in good faith and in a manner which he or she reasonably believed to be in the best interest of the corporation and, with respect to a claim of unlawful conduct, had reasonable cause to believe that his or her conduct was unlawful. The corporation may maintain insurance, at its expense, to protect itself and any or all Indemnified Parties against any or all Indemnified Costs, whether or not the corporation would have the legal power to indemnify them directly against such liability.

Section 12.2 **Advances**. Costs, charges, and expenses (including attorneys' fees) incurred by a person referred to in Section 12.1 hereof in defending a civil or criminal lawsuit, action, or proceeding shall be paid by the corporation in advance of the final disposition thereof on receipt of an undertaking to repay all amounts advanced if it ultimately is determined that the person is not entitled to be indemnified by the corporation as authorized by this Article, and on satisfaction of other conditions required by current or future legislation (but, with respect to future legislation, only to the extent that it provides conditions less burdensome than those previously provided).

Section 12.3 **Witness and Participant Costs**. Notwithstanding any other provision of this Article XII, the corporation shall pay or reimburse reasonable costs and expenses incurred by an Indemnified Party in connection with such person's appearance as a witness or other participation in a proceeding involving or affecting the corporation at a time when the Indemnified Party is not a named defendant or respondent in the proceeding.

Section 12.4 **Savings Clause**. If this Article XII or any portion of it is invalidated on any ground by a court or arbitral tribunal of competent jurisdiction, the corporation nevertheless shall indemnify each Indemnified Party to the fullest extent permitted by all portions of this Article that have not been invalidated.

ARTICLE XIII. NORTH CAROLINA LAW

These bylaws shall be construed in accordance with North Carolina law and shall be subject to the North Carolina Business Corporation Act (North Carolina Statutes Chapter 607), as amended from time to time. These bylaws shall not be construed to restrict or limit any right or power given to the shareholders or directors by the North Carolina Business Corporation Act, unless the restriction is expressly stated here. The omission from these bylaws of any right or power given by the North Carolina Business Corporation Act to the shareholders or directors shall not be construed to be a restriction or limitation of the right or power.

****

Jerome N. Bell, Sr.
Jerome N. Bell, Sr., President

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Exhibit D   Investor Agreement

THE SECURITIES COVERED BY THIS AGREEMENT HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NONE OF THE SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

INVESTMENT AGREEMENT

This is an Agreement, dated _____ by and between RAJJ Investment Properties, Inc., a North Carolina Corporation (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company Hahnemann Hospital Redevelopment project offered through https://realrisecapital.net/ (the "Site"), operated by RealRise Capital LLC (the "Intermediary").   The Intermediary is entitled to rely on certain terms of this agreement as if a party hereto.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments and exhibits, all available at the Site. In this Investment Agreement, we refer to Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. Purchase of Common Stock.

> **1.1. In General.** Subject to section 1.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, Hahnemann Hospital Redevelopment interest in the form of common stock for $_____ (the "Original Purchase Amount"), equal to _____ "shares" (determined by dividing such amount by $____ per share), as of the date the Company accepts the subscription outlined herein (as set forth on the signature page hereto). We refer to your Hahnemann Hospital Redevelopment interest as the "Common Stock" or the "Securities")

> **1.2. Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your Common Stock, as explained in the Disclosure Document.

2. Our Right to Reject Investment.

We have the right to reject your subscription for any reason or for no reason, at our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. No Certificate.

You will not receive a paper certificate representing your Common Stock. If any certificate is prepared in the future, it will contain appropriate restrictive legends.

4. Your Promises.

You promise that:

4.1. **Accuracy of Information.** All of the information you have given to us at the Site (including without limitation information regarding your status as an accredited or non-accredited investor, your financial situation, income, net worth and/or assets, your prior investment history, and your experience in investing in private placements of securities of this nature, including through offerings of securities in crowdfunding offerings under Rule 4(a)(6) of the Securities Act ("Regulation CF"), is true, complete and accurate and we (and the Intermediary) may rely on it. If any of the information you have given to us or the Intermediary changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us or to the Intermediary is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Corporate Bylaws of the Company (attached as an exhibit to the Disclosure Document) and understand its terms, including those dealing with distributions.

4.3. **Risks; Limited Voting Rights.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understood all of the risks described in the Disclosure Document. You understand that there are limited voting rights associated with the Securities, and consequently, you will have limited power to impact the operations of the Company.

4.4. **No Representations; Valuation.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment. Purchaser acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Purchaser further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that Purchaser's investment will bear a lower valuation.

4.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the Common Stock. Your investment will not violate any contract you have entered into with someone else.

4.7. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the Common Stock, not on behalf of anyone else.

4.8. **Investment Purpose.** You are purchasing the Common Stock solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the Common Stock or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** You understand that the Common Stock may not be transferrable and that securities laws also limit transfer. This means you will probably be required to hold the Common Stock indefinitely. Purchaser agrees that Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding and in compliance with the Company's Corporate Bylaws.   Without limiting the foregoing, Purchaser agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Investment Agreement, it shall not transfer such securities except:

i.   To the Company;

ii.   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

iii.   As part of an offering registered under the Securities Act with the SEC; or

iv.   To a member of the Purchaser's family or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance.

Purchaser understands further that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable under the Securities Act, a secondary market in the Securities may not develop. Purchaser understands that for these and other reasons, Purchaser may not be able to liquidate an investment in the Securities for an indefinite period of time.4.13. **No Advice.** We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from owning the Common Stock.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your Common Stock.

4.16. **Money Laundering; "Bad Actor" Compliance.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

Purchaser hereby represents that none of the "bad actor" disqualifying events described in Rule 503 of Regulation CF (a "Disqualification Event") is applicable to Purchaser or any of its Rule 503 Related Parties. For purposes of this Agreement, "Rule 503 Related Party" shall mean with respect to any person, any other person that is a beneficial owner of such Purchaser's securities for purposes of Rule 503 of Regulation Crowdfunding. Purchaser agrees that, if Purchaser owns twenty percent (20%) or more of the Company's outstanding membership units at any time or otherwise becomes subject to Rule 503 of Regulation CF, Purchaser will complete, and cause any of its directors, officers, managers, partners or owners who are a beneficial owner of twenty percent (20%) or more of Purchaser's outstanding membership units to complete, a "Disqualification Event Questionnaire" containing representations as to potential Disqualification Events, and such questionnaire shall constitute a representation and warranty by Purchaser under this ~~Subscription~~ Investment Agreement. Purchaser will immediately notify the Company in writing if it becomes subject to a Disqualification Event at any date after Purchaser completes a Disqualification Event Questionnaire. If Purchaser becomes subject to a Disqualification Event at any date after the date that Purchaser completes a Disqualification Event Questionnaire, Purchaser agrees and covenants to use Purchaser's best efforts to coordinate with the Company (i) to provide documentation as reasonably requested by the Company related to any such Disqualification Event and (ii) to remedy such Disqualification Event (including, in the sole discretion of the Company, through the repurchase of all or any portion of the Securities from the Subscriber, out of funds legally available therefor, at the Repurchase Price (as defined below)) such that the Disqualification Event will not affect in any way the Company's or its affiliates' ongoing and/or future reliance on the exemptions available under Regulation CF promulgated under the Securities Act.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so. **5. Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Common Stock.

6. Re-Purchase of Common Stock; CF SPV.

6.1   If we determine (in our sole discretion) that you provided us or the Intermediary with inaccurate information or have otherwise violated your obligations set forth herein or in the Corporate Bylaws, we may (but shall not be required to) repurchase your Common Stock for an amount equal to the lesser of (1) the Original Purchase Amount or (2) fair market value of the Common Stock, as determined in good faith by the Company (the "Repurchase Price").

6.2   In the event the Managers of the Company determine in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued pursuant to Regulation CF (a "CF SPV") in the future, you hereby consent to such reorganization and the issuance of interests in such CF SPV in exchange for the Securities and agree to take any and all actions determined by the Managers of the Company in good faith to be advisable to consummate such reorganization.

7. Execution of Corporate Bylaws.

By signing this Agreement, you are also signing the Corporate Bylaws, just as if you had signed a paper copy of the Corporate Bylaws.

8. Governing Law.

Your relationship with us shall be governed by the Wyoming law, without taking into account principles of conflicts of law.

9. Arbitration.

9.1. **Right to Arbitrate Claims.** If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Corporate Bylaws will be handled as provided in the Corporate Bylaws.

9.2. **Place of Arbitration; Rules.** All arbitration will be conducted in the State of North Carolina unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision, or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. Consent to Electronic Delivery.

You agree that we may deliver all notices, tax reports, and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. Notices.

All notices between us will be electronic. You will contact us by email at rajjservices@yahoo.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. Limitations on Damages.

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. Waiver of Jury Rights.

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. Miscellaneous Provisions.

14.1. **No Transfer.** You may not transfer your rights or obligations.

14.2. **Right to Legal Fees.** If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. **Headings.** The headings used in this Investment Agreement (e.g., the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

14.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[SIGNATURES CONTAINED ON FOLLOWING PAGES]

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above. The undersigned investor agrees that by signing below, such investor agrees to the terms of the Corporate Bylaws and that this signature page shall act as a joinder to such agreement.

By: _____

Investor Signature

ACCEPTED: RAJJ Investment Properties, Inc.

SPONSOR:

RAJJ Investment Properties, Inc.

(Sign) _____

Jerome Nyjuan Bell, Sr.

CEO

Acceptance Date: _____

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN ENTITY

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above. The undersigned investor agrees that by signing below, such investor agrees to the terms of the Corporate Bylaws and that this signature page shall act as a joinder to such agreement.

_____, a _____ _____

[Name of Entity Purchaser]   , a [state of organization]   [type of entity]

By: _____, its _____

Investor Signature   , its [title of representative of Purchaser]

ACCEPTED: RAJJ Investment Properties, Inc.

SPONSOR:
RAJJ Investment Properties, Inc.

(Sign) _____
Jerome Nyjuan Bell, Sr.
CEO

Acceptance Date: _____

Exhibit E   Pitch Deck



REDEVELOPMENT

RAJJ Investment Properties

INVEST IN THE FUTURE OF AFFORDABLE HOUSING IN
FAYETTEVILLE, NC

ABOUT US

RAJJ Inc. is a growth-driven real estate investment firm focused on identifying high-potential opportunities in new construction and property rehabilitation.



2005

Year founded





**Jerome
Bell**
CEO

Our CEO

Jerome Nyjuan Bell, Sr. is a decorated U.S. Marine Corps veteran, entrepreneur, educator, and author with over 20 years of successful real estate experience. After earning a Bachelor's degree from Florida A&M University and an MBA from Averett University, Jerome founded **ExpressTax Professionals** and later **RAJJ Investment Properties, Inc.,** a real estate investment company focused on acquiring, rehabilitating, and leasing foreclosures and multi-family units.

With a proven track record and deep community roots, Jerome is now scaling up RAJJ's impact in Fayetteville, North Carolina—a city in urgent need of affordable, quality housing.





Project Highlights

Fayetteville is facing a housing crisis, particularly for one-bedroom and affordable rental units. The cost of new construction remains high, making hotel-to-housing conversions a smart, efficient solution. With proximity to Fort Liberty (formerly Fort Bragg), strong rental demand, and an existing network of prospective tenants, the city presents a compelling market for investors.

Why Invest?

• Experienced team with a track record of successful real estate projects.

• Income-generating properties provide consistent returns.

• Conservative capital stack designed to protect investor interests.





INVESTMENT OPPORTUNITY

SUMMARY

Adam Street Apartments

$3.23M

DEBT RESTRUCTURING
(REFINANCE)

4 x 3BR units

BUILD NEW
QUADRAPLEX

100%

CURRENT
OCCUPANCY

SUMMARY

American Eagle Inn Redevelopment

$1.5M
PURCHASE PRICE

$2M
RENOVATION COSTS

48
HOTEL ROOM + RESTAURANT/BAR SPACE

OFFERING DETAILS

We are a proven operator with a track record of stable cash flow and revenue-generating properties already in place. Our investment structure features a risk-mitigated capital stack designed to protect investor capital while maximizing returns.



Security Type

Equity



Investment Duration

36-60 Months



Minimum Investment

$1,000



Exit Strategy

Refinance



BUSINESS PLAN

Project 1: Adam Street Apartments Expansion

The Adam Street Apartments are currently operating at 100% occupancy with an active waiting list, demonstrating high demand for quality housing in the area. We are seeking $5,000,000 in funding to restructure existing debt totaling $3.23 million, construct a new quadraplex featuring four spacious 3-bedroom units, and cover associated construction and contingency costs. These include materials, potential tariffs, and other miscellaneous expenses. The target closing date for this project is January 31, 2026.

Project 2: American Eagle Inn Redevelopment

Located directly behind the Adam Street Apartments, this 48-room hotel is poised for transformation into a vibrant mixed-use residential community. We are seeking $5,000,000 to acquire the property ($1.5 million), complete a full renovation converting hotel rooms into residential units ($2 million), furnish and secure the building with modern amenities ($1 million), and support marketing and launch efforts ($500,000). Planned upgrades include kitchenettes with cabinetry, cooktops, refrigerators, and sinks; individual water heaters and closet systems; and in-room access to Wi-Fi, water, and essential furnishings. The target closing date for this redevelopment is also January 31, 2026.



Eastover
EUTAW
Fort Bragg KinderCare
6 min
2 miles
HAYMOUNT
American Eagle Inn
Adam Street Apartments
7 min
2.3 miles
CLAIRWAY
DOUGLAS BYRD
Sweet Valley Ranch
Vander
Hampton Inn & Suites Fayetteville
Top rated
Arnette Park

Fayettevill *e*
North Carolina

Fayetteville is a growing city in southeastern North Carolina known for its strong military presence, affordable cost of living, and emerging real estate opportunities. Home to Fort Liberty (formerly Fort Bragg), one of the largest military installations in the world, the city benefits from a stable economy supported by defense, healthcare, education, and logistics sectors. The consistent demand for housing—driven by military personnel, veterans, students, and families—makes Fayetteville an attractive market for investors seeking reliable cash flow and long-term appreciation.

The city's strategic location along the I-95 corridor offers excellent connectivity to major markets like Raleigh-Durham and Charlotte, while ongoing revitalization efforts and infrastructure investments are enhancing its appeal. With relatively low property acquisition costs and a population poised for steady growth, Fayetteville presents a compelling opportunity for real estate investors looking to diversify their portfolio in a resilient and accessible market.



North Carolina

Fayetteville







RAJJ Investment Properties



Company Information

 340 ADAM ST
STE. A FAYETTEVILLE, NC 28301

 910-263-1102

 rajjservices@yahoo.com

 https://www.facebook.com/Rajjinvestmentpropertiesinc/

Investor Inquiries

Engage directly with the project sponsor by utilizing the "comment" feature on the campaign page to inquire about the offering.

Exhibit F   Bad Actor Checks

North Capital Private Securities: Bad Actor Check



Name of covered person: Rajj Investment Properties Inc.

Date: May 2, 2025

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Rajj Investment Properties Inc. is likely: **NOT DISQUALIFIED**	!
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✓
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✓
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✓
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✓
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** Other derogatory other information was found. See Exhibit A for more information.	!

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit A

A North Carolina record search on Rajj Investment Properties Inc. uncovered the following:

- Faynell Grate Vs Rajj Investments Properties, Case No. 18CVM006657-250

For more information on this case please search for "Rajj Investment Properties Inc." at the following record search: https://portal-nc.tylertech.cloud/Portal/

North Capital Private Securities: Bad Actor Check



Name of covered person: Jerome N. Bell, Sr.

Date: May 2, 2025

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that **Jerome N. Bell, Sr.** is likely: **NOT DISQUALIFIED**	❗
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✔️
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✔️
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✔️
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✔️

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.

SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.

USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.

Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: Other derogatory other information was found. See Exhibit A for more information.

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit A

A North Carolina record search on Jerome Bell Sr. uncovered the following:

- Fia Card Services Na Vs Jerome Bell, Case No. 09CVD011942-250
- State Of North Carolina Vs Jerome Bell, Case No. 10M001268-250
- Valente Luna Vs Jerome Bell, Case No. 16CVD000142-460
- Faynell Grate Vs Rajj Investments Properties, Case No. 18CVM006657-250
- Nc State Of Obo Vs Jerome Nyjuan Bell, Case No. 04CVD008215-250
- Roxanne Speller Vs Jerome Nyjuan Bell, Sr., Case No. 17CVM002531-250

For more information on these cases please search for "Bell, Jerome" at the following record search: https://portal-nc.tylertech.cloud/Portal/